November 23, 2010

Craig Wilson, Esq.

Senior Assistant,   Chief Accountant

Division of Corporate Finance

The United States Securities & Exchange Commission

100 F Street Northeast,

Washington. D.C.

United States of America,   20549

Re: Form 20-F/A for the Fiscal Year Ended December 31, 2009

Dear Sir:

Attached, please find the changed pages for the items listed below as per your previous correspondence:

Form 20-F/A for the Fiscal Year ended December 31, 2009.

Item 17.

      Financial Statements, page 26

2.

     The audit reports for the financial statements for the years ended December 31, 2008 and 2007 are attached as page 3 through 6 of the attachment (pages 29 through 32) of the final Form 20-F

Item 16F.

Change in Certifying Accountant

I informed BDO Dunwoody that the Office of the Chief Accountant had suggested a conference call regarding the issuance of the “former accountants’ letter”.  BDO then consulted their US affiliate, who informed them that they were required to issue the letter.   They have agreed to issue the letter based upon viewing the wording of Item 16F to their satisfaction.

As per my discussion with , and in order to expedite this matter in the most efficient method possible, we have attached the Item 16F wording in order that we may ensure that we have covered all  aspects of Item 16F correctly, as required by the SEC before sending to BDO.  This should ensure a speedy issuance of the required letter.

We look forward to receiving your reply at your convenience.

Yours truly,

“Deborah Fortescue-Merrin”

Deborah Fortescue-Merrin

President & Director.

BERMUDA:

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